UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,928,191 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,928,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,191 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,928,191 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,928,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,191 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Tim McGaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 62,312 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 62,312 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,312 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than one percent.
(1)	Tim McGaw holds 20,987 shares issuable upon conversion of a convertible note exercisable within 60 days, 15,505 shares issuable upon conversion of a warrant exercisable within 60 days, and 1,875 shares issuable upon conversion of stock options exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,171,276 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,171,276 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,276 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust holds 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,756,915 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,756,915 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,915 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on September 27, 2013, as previously amended by the Schedule 13D/A filed with the SEC on January 17, 2014, as previously amended by the Schedule 13D/A filed with the SEC on July 2, 2015, and as previously amended by the Schedule 13D/A filed with the SEC on December 29, 2015 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION

The Filers hereby add the following supplemental disclosure to Item 4:

DIP Credit Agreement

On March 22, 2016, the Issuer filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Central District of California (the “Bankruptcy Court,” and the filings therein, the “Chapter 11 Filings”). In connection with the Chapter 11 Filings, the Issuer will be seeking approval of debtor-in-possession financing on the terms set forth in the Superpriority Debtor-In-Possession Credit Agreement (the “DIP Credit Agreement”) between the Issuer and Douglas Acquisitions LLC (“Douglas Acquisitions”), upon entry of an interim court order approving the DIP Credit Agreement. Douglas Acquisitions was formed by two of the Filers, the K&M Douglas Trust and the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. Subject to certain exceptions including the first lien position held by the Issuer’s pre-petition lender, the DIP Credit Agreement provides for senior secured, super-priority debtor-in-possession revolving credit facility with loans in an aggregate amount at any time outstanding of up to $6.0 million. The facility provided for under the DIP Credit Agreement will become available upon the satisfaction of customary conditions precedent, including the entry of an order of the Bankruptcy Court approving the DIP Credit Agreement. Subject to the satisfaction of the conditions set forth in the DIP Credit Agreement, the amount available to be borrowed under the DIP Credit Agreement will be made available to the Issuer through weekly advances pursuant to an approved budget. Amounts due under the DIP Financing bear interest at a rate of 7.5% per annum, payable in arrears on the last business day of each month. Upon the occurrence of an event of default, the interest rate increases to 9.5% per annum. Douglas Acquisitions received a commitment fee equal to 1% of the total amount of the DIP financing available under the DIP Credit Agreement.

The maturity date of the DIP financing (the “Termination Date”) is the earliest of: (i) the date that is 91 days after the closing date of the DIP financing, (ii) the date of the occurrence of an event of default under the DIP Credit Agreement, and (iii) the date the Issuer pays all amounts due and owing to Douglas Acquisitions under the DIP Credit Agreement. The DIP Credit Agreement contains certain customary mandatory repayment events, such as Issuer’s receipt of proceeds from a sale of assets outside the ordinary case of business and insurance, casualty and condemnations claims. The DIP Credit Agreement also contains customary events of default, the occurrence of which could result in the acceleration of the Issuer’s obligation to repay the outstanding indebtedness under the DIP Credit Agreement.

Subject to certain exceptions including the first lien position held by the Issuer’s pre-petition lender, the Issuer’s obligations under the DIP Credit Agreement will be secured by a senior security interest in, and lien on, substantially all of the assets of the Issuer.

The foregoing description of the DIP Credit Agreement is qualified in its entirety by reference to the full text of the DIP Credit Agreement, a copy of which is attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2016, as Exhibit 10.1 and incorporated herein by reference.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information disclosed in Item 4 above is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The Filers hereby add the following disclosure to this Item 7:

7.13	Superpriority Debtor-in-Possession Credit Agreement, dated March 22, 2016, between Quantum Fuel Systems Technologies Worldwide, Inc. and Douglas Acquisitions LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2016	*Kevin Douglas
KEVIN DOUGLAS

Date: March 23, 2016	*Michelle Douglas
MICHELLE DOUGLAS

Date: March 23, 2016	*Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: March 23, 2016	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 23, 2016	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: March 23, 2016	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 23, 2016	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact